1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2012
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 4, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

EXPECTED DATE OF DESPATCH OF CIRCULAR
FOR
CONTINUING CONNECTED TRANSACTIONS

References are made to the announcement dated 24 August 2012 in relation to the renewal of the Financial Services Agreement with Chinalco Finance (the "Financial Services Agreement Renewal Announcement") and the announcement dated 27 August 2012 in relation to the renewal of the continuing connected transactions for the next three years expiring on 31 December 2015 (the "Renewal of Continuing Connected Transactions Announcement") of Aluminum Corporation of China Limited* (the "Company"). Unless the context requires otherwise, capitalised terms used herein shall have the same respective meanings adopted in the Financial Services Agreement Renewal Announcement and the Renewal of Continuing Connected Transactions Announcement.

EXPECTED DATE OF DESPATCH OF THE CIRCULAR

As the Company needs more time to confirm and compile information, the Company is unable to despatch the circular (the "Circular") in relation to the Renewed Financial Services Agreement as well as the Non-exempt Continuing Connected Transactions within 15 business days after the dates of the relevant announcements. Upon due considerations, the Company expects the Circular will be despatched on or before 12 October 2012.

INFORMATION ON THE RENEWED FINANCIAL SERVICES AGREEMENT

The Company signed the Renewed Financial Services Agreement with Chinalco Finance on 24 August 2012, which, subject to Shareholders' approval as to the applicable annual caps, will be valid for a term of three years from 26 August 2012 to 25 August 2015.

The Company confirms that the deposit services with Chinalco Finance will be conducted below the threshold under Rule 14A.34(1) of the Hong Kong Listing Rules before obtaining the Shareholders' approval in relation to the Renewed Financial Services Agreement.

It was stated in the Renewed Financial Services Agreement Announcement that estimated annual amount of the miscellaneous financial services for the next three years ending 31 December 2015 will be de minimis and exempt from the reporting, announcement and independent shareholders' approval requirements of the Hong Kong Listing Rules. According to the revised size tests, the highest percentage ratio (i.e. the consideration ratio) of the miscellaneous financial services exceeds 0.1%, and such services are subject to the reporting and announcement requirements, although it is exempt from the independent shareholders' approval.

A circular containing, among others, (i) details of the Renewed Financial Services Agreement and the transactions contemplated thereunder; and (ii) details of the Non-exempt Continuing Connected Agreements and the Non-exempt Continuing Connected Transactions, will be despatched to the shareholders of the Company on or before 12 October 2012.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
4 September 2012

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary